EXHIBIT 21

LIST OF SUBSIDIARIES AND THEIR COUNTRY OR STATE OF INCOPORATION/ORGANIZATION

Name of Subsidiary	State/Country of Incorporation/Organization	Percentage of Voting Securities Owned by Immediate Parent
VTC, LLC d/b/a Total Site Solutions	Maryland	100%
Vortech, LLC	Maryland	100%
Innovative Power Systems, Inc.	Virginia	100%